# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aquestive Therapeutics, Inc., CIK 0001398733
CUSIP: 03843E104
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 305, WARREN, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001705622

## Reporting persons
- Bass Edward P: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,385,561; shared voting power 0; sole dispositive power 9,385,561; shared dispositive power 0; aggregate amount beneficially owned 9,385,561 (7.5% of the class)
  Comment: 7,876,267 shares are held by Thru Line L.P. In his capacity as the sole director and President of Thru Line GP L.L.C., which is the general partner of Thru Line L.P., Edward P. Bass ("EPB") exercises voting and dispositive power over the 7,876,267 shares held by Thru Line L.P. 1,509,294 shares are held by EPB individually.
- THRU LINE L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,876,267; shared voting power 0; sole dispositive power 7,876,267; shared dispositive power 0; aggregate amount beneficially owned 7,876,267 (6.3% of the class)
  Comment: Voting and dispositive power is exercised by Edward P. Bass in his capacity as the sole director and President of Thru Line GP L.L.C., the general partner of Thru Line L.P.

## Item 1. Issuer
Name of issuer: Aquestive Therapeutics, Inc.
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 305, WARREN, NEW JERSEY, 07059

## Item 2. Person Filing
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Edward P. Bass ("EPB") and Thru Line L.P., a Delaware limited partnership ("Thru Line"), all of such persons and entities being referred to herein as the "Reporting Persons." Additionally, information is included herein with respect to Thru Line GP L.L.C., a Delaware limited liability company (the "Controlling Person"). The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Item 2 Persons is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reporting Persons

EPB

Because of his position as the sole director and President of the Controlling Person, which is the general partner of Thru Line, and his ownership of 1,509,294 shares held by him directly, EPB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 9,385,561 shares of the Stock.

Thru Line

The aggregate number of shares of the Stock that Thru Line owns beneficially, pursuant to Rule 13d 3 of the Act, is 7,876,267.

Controlling Person

Because of its position as the general partner of Thru Line, the Controlling Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,876,267 shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Percent of class:
Reporting Persons

EPB

EPB may be deemed to be the beneficial owner of approximately 7.5% of the outstanding shares of the Stock.

Thru Line

Thru Line owns approximately 6.3% of the outstanding shares of the Stock.

Controlling Person

The Controlling Person may be deemed to be the beneficial owner of approximately 6.3% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Sole power to vote or to direct the vote:
Reporting Persons

EPB

EPB has the sole power to vote or to direct the vote of an aggregate of 9,385,561 shares of the Stock, including (i) 7,876,267 shares in his capacity as the sole director and President of the Controlling Person, which is the general partner of Thru Line, and (ii) 1,509,294 shares held by him individually.

Thru Line

Acting through its general partner, Thru Line has the sole power to vote or to direct the vote of 7,876,267 shares of the Stock.

Controlling Person

In its capacity as the general partner of Thru Line, the Controlling Person has the sole power to vote or to direct the vote of 7,876,267 shares of the Stock.
Shared power to vote or to direct the vote:
Reporting Persons

EPB

EPB has no shared power to vote or to direct the vote of any shares of the Stock.

Thru Line

Thru Line has no shared power to vote or to direct the vote of any shares of the Stock.

Controlling Person

The Controlling Person has no shared power to vote or to direct the vote of any shares of the Stock.
Sole power to dispose or to direct the disposition:
Reporting Persons

EPB

EPB has the sole power to dispose or to direct the disposition of an aggregate of 9,385,561 shares of the Stock, including (i) 7,876,267 shares in his capacity as the sole director and President of the Controlling Person, which is the general partner of Thru Line, and (ii) 1,509,294 shares held by him individually.

Thru Line

Acting through its general partner, Thru Line has the sole power to dispose or to direct the disposition of 7,876,267 shares of the Stock.

Controlling Person

In its capacity as the general partner of Thru Line, the Controlling Person has the sole power to dispose or to direct the disposition of 7,876,267 shares of the Stock.
Shared power to dispose or to direct the disposition:
Reporting Persons

EPB

EPB has no shared power to dispose or to direct the disposition of any shares of the Stock.

Thru Line

Thru Line has no shared power to dispose or to direct the disposition of any shares of the Stock.

Controlling Person

The Controlling Person has no shared power to dispose or to direct the disposition of any shares of the Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Schedule 13G is being filed on behalf of each of the Item 2 Persons pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person and Item 2(a) of this Schedule 13G, the Item 2 Persons neither affirm nor disclaim the existence of a group among them. The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bass Edward P: /s/ Edward P. Bass, Self (10/07/2026)
- THRU LINE L.P.: /s/ Thomas W. White, Secretary (10/07/2026)